Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-109072

Press Release

December 17, 2004

UFJ Holdings, Inc.

UFJ Bank Limited

UFJ Trust Bank Limited

Cancellation of Planned Integration of Corporate Lending Business

between UFJ Bank and UFJ Trust Bank

UFJ Holdings, Inc. hereby gives notice that it has decided to cancel the previously announced integration plan of corporate lending business between UFJ Trust Bank Limited and UFJ Bank Limited scheduled in July 2005 in the course of discussions for the management integration with Mitsubishi Tokyo Financial Group, Inc.

Open Letter to Shareholders of UFJ Holdings, Inc. Common Stock

Dear shareholder,

As part of its ongoing commitment to shareholder value, the Board of UFJ Holdings, Inc. (UFJ) wishes to update shareholders in respect of a number of important issues.

Enhanced Corporate Governance

UFJ has implemented a wide range of measures to enhance its corporate governance and to make management more accountable and transparent. These initiatives were taken after UFJ received administrative actions from the Financial Services Agency (FSA) concerning UFJ’s responses to their inspections in June this year. Specifically, the initiatives at UFJ Bank include:

•	Strengthening management by appointing two new external directors to the Board of the bank;

•	Reorganizing the Audit and Compliance Committee so that it now consists solely of two external directors and an external attorney at law. The Committee independently reports on the status of the bank’s risk management, compliance, and internal auditing to the Board and to the FSA;

•	Establishing the Internal Audit Planning Department, which is under the direct control of the Audit and Compliance Committee and is completely independent from management;

•	Reinforcing the bank’s compliance system; and

•	Introducing a system that ensures appropriate control of conduct related to FSA inspections.

Initiatives to Reduce Problem Loans

UFJ’s greatest challenge continues to be the elimination of non-performing loans (NPLs). The NPL ratio stood at 9.4% of the total at the end of September 2004. The Board is confident that a range of initiatives that it has put into place will start to bear fruit in the second half of this financial year. These include:

•	Assisting major borrowers secure external sponsors to help revamp their operations and finances;

•	Upgrading loans with the help of external sponsors, such as the Industrial Revitalization Corporation of Japan, which ensures greater transparency and independence; and

•	Disposing of loans to outside parties.

Financial Highlights

UFJ posted a consolidated net loss of ¥674 billion in the first half of the current financial year. The loss was largely due to its efforts to recover the confidence of the market by strengthening its balance sheet. Specifically, UFJ booked a significant amount of credit related expenses, which greatly exceeded initial forecasts; it booked revaluation losses on holdings of preferred stock; it supplemented reserves for losses on securities; and it reduced deferred tax assets. For the full financial year, UFJ is forecasting a net loss.

As a result of these losses, the UFJ Board has decided not to pay a dividend for the current financial year. Please accept UFJ’s sincere apologies.

Management Integration with Mitsubishi Tokyo Financial Group, Inc.

In September of this year, UFJ Bank strengthened its capital base by accepting ¥700 billion in funds from Mitsubishi Tokyo Financial Group, Inc. (MTFG). This was after careful consideration of all options, including a proposed capital injection from Sumitomo Mitsui Financial Group, Inc.

In August 2004, the UFJ Group concluded a basic agreement with MTFG regarding management integration. Discussions and preparations are proceeding towards presenting an integration proposal, which will maximize shareholders’ interests, at UFJ’s annual general meeting in June 2005 and to complete the integration on 1 October, 2005.

The Board fully recognizes that the merger ratio is of great importance in maximizing shareholder value and, hence, it is committed to negotiating and achieving fair merger terms for the consideration of its shareholders. The Board will also do its best to ensure that UFJ resolves its financial issues and earns an appropriate level of market recognition that truly reflects its significant earnings potential and position as one of Japan’s leading global banking networks.

Conclusion

Through its enhanced corporate governance and improving asset and financial position, the UFJ Board is laying the foundations for future growth and placing the UFJ Group in a strong position to take full advantage of new opportunities as they arise. Together with everyone else within the Group, the Board will do its very best to earn the continued support of you, its shareholders.

Ryosuke Tamakoshi

President and CEO

UFJ Holdings, Inc.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg., 4-1 Marunouchi 2-chome,	1-1 Otemachi 1-chome,
Chiyoda-ku Tokyo 100-6326 Japan	Chiyoda-ku Tokyo 100-8114 Japan
81-3-3240-9059	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.